  Exhibit 99.1

Silver Elephant to Prepare Independent Pulacayo-Paca
Resource Estimates - Expects Pulacayo Drill Results Shortly

Vancouver, British Columbia, July 20, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2)  announces it has engaged Mercator Geological Services Limited (“Mercator”) to prepare an updated Technical Report (the “Report”) as defined under National Instrument 43-101 (NI43-101) for the Pulacayo-Paca Project. The project is located in Bolivia, 107 km northeast of Sumitomo Corporation’s San Cristobal silver mine, 210 km southwest of New Pacific Metals Corp.’s Silver Sand project, and 139 km north of Pan American Silver Corp.’s San Vicente silver mine.

Between 2008 and 2017, there has been cumulative of 69,739 meters of drilling at Pulacayo and 18,160 meters of drilling at Paca. The Mineral Resource Estimate (“MRE”) will function as an update to the Company’s currently filed technical report dated October 20, 2017, taking into account changes in metal prices, the results from recent drilling campaigns in late 2019 and early 2020, and constraint optimization such as cut-off grades and strip ratios. The Report will include separate NI43-101 MRE’s for both the Pulacayo and Paca mineral deposits that comply with the reporting guidelines of the CIM Definitions Standards for Mineral Resources and Reserves.

The Company also reports that the national COVID-19 quarantine in Bolivia was lifted in late-June. While the Company has access to the Pulacayo Paca Project, restrictions remain within the nearest Town of Uyuni, which is still under quarantine. This limits the Company’s ability to provide safe and adequate work environment for its team at this time. Silver Elephant will resume exploration activities at Pulacayo when it is safe and practical to do so.

Separately, the Company reports that it expects to receive assay results later this month from 2 infill drill holes completed within the Pulacayo resource in February 2020.

About Silver Elephant

Silver Elephant is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible by sizing up Pulacayo and Triunfo and by acquiring more pre-production-stage silver deposits.

SILVER ELEPHANT MINING CORP.
ON BEHALF OF THE BOARD
“John Lee”
Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelephant.com         www.silverelephant.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.